

Anthony Testa · 2nd

Managing Director at Marginomics, LLC

Rochester, New York Area · 500+ connections · **Contact info**

Marginomics, LLC

 Rochester Institute of Technology

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Experience

Managing Director
Marginomics, LLC
Jan 2017 – Present · 3 yrs 3 mos
Rochester, New York Area

Partner
Two Point Capital Management, Inc.
2004 – Dec 2016 · 12 yrs

 ### Senior Manager
Deloitte
Jan 2001 – Dec 2001 · 12 mos

 ### Senior Director
Epsilon
Jun 1999 – Dec 2000 · 1 yr 7 mos

Education



Rochester Institute of Technology
MBA
1993 – 1996



University of Rochester
BA, Economics & Psychology
1989 – 1993

Skills & Endorsements

Portfolio Management · 26

Robert G. A. and 25 connections have given endorsements for this skill

Investment Strategies · 18

Robert G. A. and 17 connections have given endorsements for this skill

Equities · 13

Robert G. A. and 12 connections have given endorsements for this skill

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